Exhibit 99.8

Deloitte & Touche LLP
BCE Place
181 Bay Street Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
www.deloitte.ca
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS’ CONSENT
We consent to the use of our report dated February 8, 2006 on the consolidated balance sheets of Brookfield Properties Corporation as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cashflow for each of the years in the two-year period ended December 31, 2005 which appear in this Annual Report on Form 40-F.
Independent Registered Chartered Accountants
Toronto, Ontario, Canada
February 8, 2006
COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA – UNITED STATES OF AMERICA REPORTING DIFFERENCES
     The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as certain of the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders of the Company dated February 8, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the report of Independent Registered Chartered Accountants when the change is properly accounted for and adequately disclosed in the financial statements.
     As discussed in Note 2 to the consolidated financial statements, in 2005 the Company changed its method of accounting for financial instruments that may be settled at the issuer’s option in cash or the equivalent value of a variable number of the issuer’s equity instruments to conform to an amendment to Canadian Institute of Chartered Accountants Handbook recommendation Section 3860, ‘Financial Instruments – Disclosure and Presentation’ and, retroactively, restated the 2004 financial statements for the change.
Independent Registered Chartered Accountants
Toronto, Ontario, Canada
February 8, 2006